AGREEMENT


     THIS AGREEMENT (this "Agreement"), dated November 23, 1998, is entered into among THE COCA-COLA COMPANY, a Delaware corporation ("KO"), CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC., A Delaware corporation and an indirect wholly-owned subsidiary of KO ("CCCBI"), J. FRANK HARRISON, individually, J. FRANK HARRISON, III, individually and as co-trustee, (the "Harrisons") and REID M. HENSON, as co-trustee only ("Henson").

                                   BACKGROUND

     KO, the Harrisons and Henson are parties to that certain Voting Agreement effective as of January 27, 1989 (the "Voting Agreement"); KO, the Harrisons and Henson are parties to that certain Shareholder's Agreement effective as of December 17, 1988 (the "Shareholder's Agreement"); and KO and Coca-Cola Bottling Co. Consolidated, a Delaware corporation ("Consolidated"), are parties to that certain Stock Rights And Restrictions Agreement effective as of January 27, 1989 (the "SR&R Agreement") (collectively the "Stock Agreements").

     CCCBI, as transferee of certain shares of Consolidated Stock (defined below) and certain other assets and rights of KO, has agreed to be a party to the Agreement.

     J. Frank Harrison intends to create several family limited partnerships (the "Harrison Partnerships") for the purpose of holding and owning shares of Consolidated Common Stock and Class B Common Stock ("Consolidated Stock") and he desires to transfer his Consolidated Stock to the Harrison Partnerships in return for limited partnership interests therein. In addition, he intends to form one or more Tennessee limited liability companies and/or corporations (the "Harrison Companies") for the purpose of serving as general partners of the various Harrison Partnerships and capitalize the Harrison Companies with a portion of his shares of Consolidated Stock which will be subsequently transferred to the Harrison Partnerships in return for the general partnership interests in each of the Harrison Partnerships. Furthermore, the Harrisons and Henson will cause various trusts for the benefit of J. Frank Harrison and/or his issue to transfer shares of Consolidated Stock to the various Harrison Partnerships in return for limited partnership interests therein.

     Following the transfers described above, all of the limited partnership interests in the Harrison Partnerships and all of the membership interests in any limited liability companies and/or shares of stock in any corporations serving as general partners of the Harrison Partnerships will be held and owned by persons and/or trusts who are Permitted Transferees under the Shareholder's Agreement.

     The parties hereto have agreed to execute this document in order to confirm their agreement that the Consolidated Stock transfers contemplated hereinabove will be considered transfers to Permitted Transferees under the Stock Agreements and to further clarify the relative rights and obligations of the Harrison Partnerships, Harrison Companies and the parties hereto under the Stock Agreements.

     Accordingly, the parties hereto agree as follows:

     Section 1. Permitted Transferees. Section 2(g) of the Shareholder's Agreement is hereby amended to read as follows:

     "Permitted Transferee" of any Shareholder shall mean such Shareholder's spouse, lineal descendants, adopted children, any spouse of any such lineal descendant or adopted child, any trust created and existing solely for the benefit of any such person and any organization described in Section 501(c)(3) of the Internal Revenue Code, if such organization is exempt from tax under
Section 501(a) of such Code, any executor of such Shareholder's estate, or any beneficiary of any trust which is a Shareholder, any family limited partnerships, limited liability companies and/or corporations owned and controlled exclusively by persons or entities otherwise qualifying as a Permitted Transferee; provided that no person or organization shall be a Permitted Transferee unless he, she or it consents in writing to be bound by the obligations imposed upon the Harrisons hereunder and the voting obligations of the Harrisons and the Co-Trustees under Section 1(a) of the Voting Agreement.

     Section 2. Irrevocable Proxy. Section 7(f) of the Voting Agreement is hereby amended to read as follows:

     (f) The irrevocable proxy shall terminate (but all other provisions of this Agreement shall remain in effect) at such time as (i) J. Frank Harrison, the executors and/or trustees under his will, J. Frank Harrison, III, and/or any family limited partnerships, limited liability companies and/or corporations owned and controlled directly or indirectly by such persons do not collectively own all of the 712,796 shares of Class B Common Stock currently owned by J. Frank Harrison, or (ii) the trusts which are parties to that certain Shareholder's Agreement dated as of December 13, 1988 among the Company, the Harrisons and such trusts, together with any family limited partnerships, limited liability companies and/or corporations owned directly or indirectly by the trusts and/or beneficiaries of such trusts, hold less than fifty percent (50%) of the shares of Class B Common Stock held by them, in the aggregate, as of the date of original execution of this Agreement (January 27, 1989).

     Section 3. Call Option Continuation. KO and CCCBI hereby agree that (i) the transfers of Consolidated Stock described hereinabove shall not be considered an event described in the last subparagraph of Paragraph 6 of the SR&R Agreement which results in the Harrisons no longer exercising voting control over Consolidated; therefore, such transfers of Consolidated Stock to the Harrison
Partnerships and/or the Harrison Companies described above will not affect Consolidated's call option under Paragraph 6 of the SR&R Agreement, subject to the continuing qualification of the Harrison Partnerships and/or the Harrison Companies as Permitted Transferees as defined in Section 1 hereof; (ii) the Harrison Partnerships and the Harrison Companies shall be deemed by KO and CCCBI to be included within the definition of the term "Harrisons" therein; and (iii) Consolidated shall be considered an intended third party beneficiary of this
Section 3.

     Section 4. Miscellaneous

     (a) This Agreement and the rights of the parties hereto shall be governed by and construed in accordance with the laws of the State of Delaware.

     (b) This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

     (c) All share certificates transferred to the Harrison Partnerships or Harrison Companies in accordance with this Agreement shall bear a legend acknowledging that the shares of Consolidated Stock are subject to the rights, duties, obligations and requirements of the Stock Agreements, as amended.

     (d) This Agreement shall be construed with and as a part of the Stock Agreements.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


THE COCA-COLA COMPANY                       J. FRANK HARRISON

By     /s/ Lawrence R. Cowart               /s/ J. Frank Harrison
       ----------------------               ---------------------------

Name:  Lawrence R. Cowart
Title: Vice President


CAROLINA COCA-COLA BOTTLING                 J. FRANK HARRISON, III,
INVESTMENTS, INC.                           INDIVIDUALLY AND AS TRUSTEE

By:    /s/ Lawrence R. Cowart               /s/ J. Frank Harrison, III
       ----------------------               ---------------------------

Name:  Lawrence R. Cowart
Title: President

                                            REID M. HENSON, TRUSTEE

                                            /s/ Reid M. Henson
                                            ---------------------------